
Hudson Bay
Manitoba
N
Project Location
Duport Project
Red Lake
Pickle Lake
Kenora
Sioux Lookout
ONTARIO
Thunder Bay
Lake Superior
Timmins
Rouyn-Noranda
Val d'Or
Chapleau
Kirkland Lake
Sault Ste Marie
Sudbury
North Bay
Ottawa
U. S. A.
Lake Michigan
Lake Huron
Toronto
Lake Ontario
Windsor
Lake Erie
0 100 200 300 400 500
Kilometres
January 2006

Figure 2-1

Halo Resources Ltd.

Duport Project

Northwestern Ontario

Property Location Map


HALO RESOURCES
DUPORT PROJECT
LOCATION MAP
May 22, 2007
DUPORT PROJECT
Balmertown
Red Lake
HWY #105
Vermillion Bay
Dryden
Kenora
WINNIPEG
HWY #1
HWY #7
MANITOBA
ONTARIO
HWY #17
Sioux Narrows
Crow Lake
Nestor Falls
HWY #71
Fort Frances
HWY #11
Thunder Bay
HWY #61
USA
Lake Superior
0
50km